No. 812-13649
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO THE
APPLICATION FOR AN AMENDED ORDER PURSUANT TO SECTION 23(c)(3)
OF THE INVESTMENT COMPANY ACT OF 1940 GRANTING
AN EXEMPTION FROM SECTION 23(c) OF THE ACT

MAIN STREET CAPITAL CORPORATION
MAIN STREET MEZZANINE FUND, LP
MAIN STREET CAPITAL PARTNERS, LLC
MAIN STREET MEZZANINE MANAGEMENT, LLC
1300 Post Oak Boulevard, Suite 800
Houston, Texas 77056
(713) 350-6000

All Communications, Notices and Orders to:
Jason B. Beauvais
Vice President, General Counsel and Secretary
Main Street Capital Corporation
1300 Post Oak Boulevard, Suite 800
Houston, Texas 77056
(713) 350-6000

Copies to:
Steven B. Boehm, Esq.
Harry S. Pangas, Esq.
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, N.W.
Washington, D.C. 20004
(202) 383-0100

May 18, 2009

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

)
In the Matter of:	)
)
MAIN STREET CAPITAL CORPORATION	)
MAIN STREET MEZZANINE FUND, LP	)
MAIN STREET CAPITAL PARTNERS, LLC	)	AMENDMENT NO. 2 TO THE
MAIN STREET MEZZANINE MANAGEMENT, LLC	)	APPLICATION FOR AN
	)	AMENDED ORDER
Main Street Capital Corporation	)	PURSUANT TO SECTION
Main Street Mezzanine Fund, LP	)	23(c)(3) OF THE
Main Street Capital Partners, LLC	)	INVESTMENT COMPANY
Main Street Mezzanine Management, LLC	)	ACT OF 1940 GRANTING AN
1300 Post Oak Boulevard, Suite 800)		EXEMPTION FROM SECTION
Houston, Texas 77056)		23(c) OF THE ACT
(713) 350-6000)
)
File No. 812-13649)
Investment Company Act of 1940)
)
)
)
)
I. Background
     In this application (the “Application”), Main Street Capital Corporation (the “Company”), Main Street Mezzanine Fund, LP (“MSMF”), Main Street Capital Partners, LLC (the “Investment Adviser”), and Main Street Mezzanine Management, LLC (the “General Partner,” and together with the Company, MSMF and the Investment Adviser, the “Applicants”) hereby apply for and request an amendment to the order (the “Prior Order”)1 of the U.S. Securities and Exchange Commission (the “SEC”) issued to the Applicants that permitted, among other things, the issuance of restricted shares of the Company’s common stock (“Restricted Stock”) to the Applicants’ executive officers and employees (“Participants”) pursuant to the Main Street Capital Corporation 2008 Equity Incentive Plan (the “Incentive Plan”).2

[1]	See Investment Company Act Release Nos. 28082 (December 21, 2007) (notice) and 28120 (January 16, 2008) (order).

[2]	For purposes of this Application, the term “Restricted Stock” refers to shares of the Company’s common stock issued pursuant to the Incentive Plan that, at the time of issuance, are subject to certain forfeiture restrictions and, thus, are restricted as to their transferability until such forfeiture restrictions lapse. During the restricted period (i.e., prior to the lapse of applicable forfeiture restrictions), the Restricted Stock generally may not be sold, transferred, pledged, hypothecated, margined or otherwise encumbered by a Participant. Except as the Board of Directors of the Company (the “Board”) otherwise determines, upon termination of a Participant’s employment with the Company or service on the Board during the applicable restricted period, Restricted Stock for which forfeiture restrictions have not lapsed at the time of such termination are forfeited.

     The Applicants seek an amendment to the Prior Order pursuant to Section 23(c)(3) of the 1940 Act to exempt the Company from Section 23(c) of the 1940 Act to allow it to engage in certain transactions in connection with the Incentive Plan that may constitute “purchases” by the Company of its own securities within the meaning of Section 23(c) of the 1940 Act.
     Specifically, the Applicants request an exemption from Section 23(c) of the 1940 Act to permit the Company to withhold shares of the Company’s common stock or purchase shares of the Company’s common stock from the Participants to satisfy tax withholding obligations related to the vesting of Restricted Stock or the exercise of stock options to purchase shares of the Company’s common stock that were or will be granted pursuant to the Incentive Plan.
     In addition, the Applicants request an exemption from Section 23(c) of the 1940 Act to permit the Participants to pay the exercise price of options to purchase shares of the Company’s common stock that were or will be granted to them pursuant to the Incentive Plan (i) with shares of the Company’s common stock already held by them or (ii) pursuant to a net share settlement feature that allows the Company to deliver only gain shares (i.e., shares of its common stock with a fair market value (as this term is defined in the Incentive Plan) equal to the option spread upon exercise) directly to the optionee without the need for the optionee to sell shares of the Company’s common stock on the open market or borrow cash from third parties in order to exercise his or her options.
     The Applicants assert that such “purchases” will be made in a manner that does not unfairly discriminate against any other holders of the shares of the Company’s common stock and that the exemptive relief sought by this Application is substantially identical to those in a number of orders granted by the SEC permitting comparable arrangements.3
     The Applicants will continue to comply with all of the terms and conditions of the Prior Order. Pursuant to this Application, Applicants are not seeking any exemptive relief from Section 16 of the Securities Exchange Act of 1934, as amended.

[3]	See Baker, Fentress & Company, Investment Company Act Release No. 23619 (Dec. 22, 1998) (granting relief from Section 23(c) of the 1940 Act in connection with “the payment of a stock option exercise price with previously acquired . . . stock or with the use of a cashless exercise”); Triangle Capital Corporation, Investment Company Act Release Nos. 28692 (April 13, 2009) (notice) and 28718 (May 5, 2009) (order) (granting relief from Section 23(c) of the 1940 Act in connection with withholding or purchasing shares of common stock from participants to satisfy tax withholding obligations related to vesting restricted stock and option exercises, and the payment of an option exercise price with shares of common stock already held by the participant); Adams Express Company, et. al., Investment Company Act Release No. 26780 (March 8, 2005) (granting relief from Section 23(c) of the 1940 Act in connection with “the payment of stock option exercise price with previously acquired stock of the Applicants or with shares withheld by the Applicants”); Bando McGlocklin Capital Corporation, Investment Company Act Release Nos. 17837 (November 1, 1990) and 17879 (November 27, 1990) (granting relief from Section 23(c) of the 1940 Act in connection with the “payment for stock options with previously acquired shares of Applicant’s Common Stock”); Association of Publicly Traded Investment Funds, Investment Company Act Release Nos. 14541 (May 28, 1985) and 14594 (June 21, 1985) (granting relief from Section 23(c) of the 1940 Act so that “employee[s] may pay for the stock to be received upon the exercise of an option with stock of the Fund”); and In the Matter of XSource, Inc., Investment Company Act Release Nos. 24596 (August 11, 2000) and 24634 (September 6, 2000) (granting relief from Section 23(c) of the 1940 Act to permit the company to “purchase shares of its common stock from Participants in the Plan in connection with the exercise of an Option”).

II. Facts
     A. The Applicants
     The Company, an internally managed, non-diversified closed-end investment company, has elected to be regulated as a business development company (“BDC”) under the 1940 Act. MSMF, the Investment Adviser and the General Partner are, directly or indirectly, wholly owned by the Company. Additional information regarding the Applicants is provided in the application submitted in connection with the Prior Order.
     B. Incentive Plan
     The Incentive Plan, a copy of which is attached to this Application as Exhibit A, authorizes the Company to issue (i) Restricted Stock to the Participants in accordance with the terms and conditions of the Prior Order and (ii) options to purchase shares of the Company’s common stock to the Participants in accordance with Section 61(a)(3)(B) of the 1940 Act. Although the Incentive Plan authorizes the Company to issue additional forms of incentive awards, the exemptive relief sought by this Application is intended to relate only to issuances of Restricted Stock or options to purchase shares of the Company’s common stock. The Incentive Plan explicitly permits the Company to withhold shares of the Company’s common stock or purchase shares of the Company’s common stock from the Participants to satisfy tax withholding obligations related to the vesting of Restricted Stock or the exercise of options to purchase shares of the Company’s common stock granted pursuant to the Incentive Plan. In this regard, the Incentive Plan provides the following:
Withholding Obligations. Each grant or exercise of an Award granted hereunder shall be subject to the Participant’s having made arrangements satisfactory to the Board for the full and timely satisfaction of all federal, state, local and other tax withholding requirements applicable to such grant, exercise or exchange. The Company or its designated third party administrator shall have the right to deduct applicable taxes from any Award payment and withhold, at the time of delivery or vesting of cash or shares of Stock under this Plan, an appropriate amount of cash or number of shares of Stock or a combination thereof for payment of taxes or other amounts required by law or to take such other action as may be necessary in the opinion of the Company to satisfy all obligations for withholding of such taxes. The Committee may also permit withholding to be satisfied by the transfer to the Company of shares of Stock theretofore owned by the holder of the Award with respect to which withholding is required. If shares of Stock are used to satisfy tax withholding, such shares shall be valued based on the fair market value when the tax withholding is required to be made [(i.e., the date of vesting of Restricted Stock, the date of exercise of Non-Qualified Stock Options (as described below) to purchase shares of the Company’s common stock, and the date of a disqualifying disposition (as described below) with respect to Incentive Stock Options (as described below) to purchase shares of the Company’s common stock)].4 (Emphasis added.)

[4]	The Incentive Plan defines the term “fair market value” by reference to the regulations promulgated by the Internal Revenue Service (the “IRS”) under Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”). Consistent with Section 409A, the Company

     In addition, the Incentive Plan provides the Board with discretion to permit the Participants to pay the exercise price of options to purchase shares of the Company’s common stock granted to them pursuant to the Incentive Plan (i) with shares of the Company’s common stock already held by them or (ii) pursuant to a net share settlement feature that allows the Company to deliver only gain shares (i.e., shares of its common stock with a fair market value equal to the option spread upon exercise) directly to the optionee. In this regard, the Incentive Plan provides the following:
Consideration. The purchase price for Stock acquired pursuant to an Option shall be paid in full at the time of exercise either (i) in cash, or, if so permitted by the Board and if permitted by the 1940 Act and otherwise legally permissible, (ii) through a broker-assisted exercise program acceptable to the Board, (iii) through a net-settlement, using shares of Stock received in the Option exercise or other shares of Stock owned by the Participant, (iv) by such other means of payment as may be acceptable to the Board, or (v) in any combination of the foregoing permitted forms of payment. (Emphasis added.)
     The Incentive Plan currently does not explicitly permit Applicants to return shares withheld from an award or used to exercise an option to the plan reserve. However, Applicants may in the future revise the Incentive Plan to permit such shares to be returned to the plan reserve and available for future award issuances under the Incentive Plan. Applicants undertake that they will seek stockholder approval prior to making such a revision to the Incentive Plan.
     Subsequent to the issuance of the Prior Order by the SEC, the Company’s stockholders approved the Incentive Plan at the Company’s 2008 annual meeting of stockholders held on June 17, 2008 (the “2008 Annual Meeting”).
     On July 1, 2008, the Board approved the grant of 245,645 shares of Restricted Stock to the Participants pursuant to the Incentive Plan and in accordance with the Prior Order. The Restricted Stock award agreements entered into between the Company on the one hand and each of the Participants on the other hand relating to these grants provides that the Participants can elect to satisfy their tax withholding obligations upon the vesting of Restricted Stock by having the Company withhold a number of vested shares having a fair market value on the date of vesting equal to the tax withholding obligation.
     To date, the Board has not issued any options to purchase shares of the Company’s common stock to any Participants under the Incentive Plan.
     On May 12, 2009, the Board approved the following clarifying change to the Incentive Plan:
•	That the purchase price of shares of the Company’s common stock issuable upon exercise of options may be satisfied by the use of shares of the Company’s common stock already held by Participants or pursuant to a net share settlement feature.

has and will continue to use the closing sales price of its shares of common stock on the NASDAQ Global Select Market (or any other primary exchange on which its shares of common stock may be traded in the future) as “fair market value” for all purposes under the Incentive Plan. No transaction will be conducted pursuant to this order on days when there are no reported market transactions involving the Company’s shares.

     C. Tax Consequences of Restricted Stock Awards
     Generally, a grant under the Incentive Plan of Restricted Stock will not result in taxable income to the recipient for U.S. federal income tax purposes at the time of the grant. Instead, the value of the Restricted Stock will generally be taxable to the recipient as ordinary income in the years in which the restrictions on the shares lapse.5 Such value will be the fair market value of the shares on the dates the restrictions lapse. Any recipient, however, may elect pursuant to Section 83(b) of the Code to treat the fair market value of the shares on the date of grant as ordinary income in the year of the grant, provided the recipient makes the election within 30 days after the date of the grant. In accordance with applicable regulations of the IRS, the Company requires the recipient to pay to it an amount sufficient to satisfy withholding taxes in respect of such compensation income at the time the restrictions on the shares lapse or the recipient makes a Section 83(b) election. If the Company withholds shares to satisfy this withholding tax obligation, instead of cash, the recipient nonetheless will be required to include in income the fair market value of the shares withheld.
     D. Tax Consequences of Stock Option Award
     There are two types of stock options, classified by their tax status: Non-Qualified Stock Options (“NQSOs”) and Incentive Stock Options (“ISOs”).
     Non-Qualified Stock Options
     NQSOs granted under the Incentive Plan will not be taxable to a recipient at the time of grant. Upon the exercise of a NQSO, the amount by which the fair market value6 of the shares of the Company’s common stock received, determined as of the date of exercise, exceeds the exercise price will be treated as ordinary income to the recipient of the option in the year of exercise. In accordance with applicable regulations of the IRS, the Company requires the optionee to pay to it an amount sufficient to satisfy withholding taxes in respect of such compensation income at the time of the exercise of the option. If the Company withholds shares to satisfy this withholding tax obligation, instead of cash, the optionee nonetheless will be required to include in income the fair market value of the shares withheld. When the optionee sells the shares of the Company’s common stock received upon exercise of the NQSO, he or she will generally recognize a capital gain or loss (long-term or short-term, depending upon the holding period of the stock sold) in an amount equal to the difference between the amount realized upon the sale of the shares and his or her basis in the shares (i.e., the exercise price plus the amount taxed to the optionee as compensation income).

[5]	On the date any Restricted Stock vests, such vested shares of Restricted Stock are released to the Participant and are available for sale or transfer, and the value of the vested shares is deemed to be compensation for a Participant. Under the Code and applicable IRS regulations, any compensation income recognized by an employee generally is subject to federal withholding for income and employment tax purposes.

[6]	See Footnote No. 4 above.

     Incentive Stock Options
     A recipient of an ISO under the Incentive Plan will not generally recognize any taxable income for U.S. federal income tax purposes upon receipt of an ISO or, generally, at the time of exercise of an ISO, except possibly under the alternative minimum income tax rules. If the recipient exercises an ISO and does not dispose of the shares received in a subsequent “disqualifying disposition” (generally, a sale, gift or other transfer within two years after the date of grant of the ISO or within one year after the shares are transferred to the recipient of the option), the recipient receives long-term capital gains treatment on the difference between the price for which the recipient of the ISO sells the shares of the Company’s common stock and his or her tax basis in the shares (generally, the amount paid upon exercise of such options). In the event of a disqualifying disposition, the difference between the fair market value7 of the shares of common stock received on the date of exercise and the exercise price will generally be treated as ordinary income in the year of disposition. In accordance with applicable regulations of the IRS, the Company requires the optionee to pay to it an amount sufficient to satisfy withholding taxes in respect of such compensation income, if applicable.
III. Legal Analysis
     A. Section 23(c)
     Section 23(c) of the 1940 Act, which is made applicable to BDCs by Section 63 of the 1940 Act, generally prohibits BDCs from purchasing any securities of which they are the issuer except in the open market, pursuant to tenders, or “under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors in order to insure that such purchases are made in a manner or on a basis which does not unfairly discriminate against any holders of the class or classes of securities to be purchased.” No SEC rule addresses “purchases” by BDCs in the circumstances described in this Application. Thus, to the extent that the transactions between the Company and the Participants described in this Application with respect to the Incentive Plan constitute “purchases” by the Company of its own securities, Section 23(c) of the 1940 Act would prohibit these transactions.
     B. Standard for Exemptive Relief
      Section 23(c)(3) of the 1940 Act permits a BDC to purchase securities of which it is the issuer “under such . . . circumstances as the Commission may permit by . . . orders for the protection of investors in order to insure that such purchases are made in a manner or on a basis which does not unfairly discriminate against any holders of the class or classes of securities to be purchased.” As noted above, the transactions between the Company and the Participants described in this Application with respect to the Incentive Plan may entail “purchases” by the Company of its own securities within the meaning of Section

[7]	See Footnote No. 4 above.

23(c) of the 1940 Act. However, the Applicants submit that any such purchases will be made in a manner that does not unfairly discriminate against the Company’s other stockholders.
     In that regard, the Company has and will continue to use the closing sales price of its shares of common stock on the NASDAQ Global Select Market (or any primary exchange on which its shares of common stock may be traded in the future) as the “fair market value” of its common stock for all purposes under the Incentive Plan (i.e., the public market price on the date of vesting of Restricted Stock, the date of exercise of NQSOs, the date of exercise of ISOs and the date of a disqualifying disposition (as described above) with respect to ISOs). Because all of the transactions between the Company and the Participants described in this Application with respect to the Incentive Plan will take place at the public market price for the Company’s common stock, these transactions will not be significantly different than could be achieved by any stockholder selling in a transaction on the NASDAQ Global Select Market. Moreover, these transactions may be made only as permitted by the Incentive Plan, which was approved by the Company’s stockholders at the 2008 Annual Meeting. These transactions permit Applicants to deliver only gain shares or shares net of tax withholding to the award recipients, thereby reducing the number of shares issued in connection with awards granted under the Incentive Plan. The resulting reduction in dilution using these transactions should benefit all of the Company’s stockholders. Finally, without the relief sought hereby, the Applicants’ executives and employees may be forced to sell in the open market a portion of the non-cash awards that vest or are delivered under the Incentive Plan to satisfy their tax withholding obligations. A large influx of Company shares into the open market over a short period of time would not be beneficial to the Company’s stockholders. Moreover, the withholding provisions in the Incentive Plan do not raise concerns about preferential treatment of the Company’s insiders because the Incentive Plan is a bona fide compensation plan of the type that is common among corporations generally. Finally, the vesting schedule is determined at the time of the initial grant of the Restricted Stock and the option exercise price is determined at the time of the initial grant of the options.
     In light of the foregoing, the Company believes that the requested relief meets the standards of Section 23(c)(3) of the 1940 Act. Moreover, the important role that equity compensation can play in attracting and retaining qualified personnel has been expressly recognized by the SEC with respect to certain types of investment companies, including closed-end investment companies, small business investment companies and BDCs. The Company believes that its request for an Amended Order is consistent with the policies underlying the provisions of the 1940 Act permitting the use of equity compensation as well as prior exemptive relief granted by the SEC for relief under Section 23(c) of the 1940 Act.
     C. Precedent
     The SEC has previously granted exemptive relief from Section 23(c) of the 1940 Act to closed-end investment companies in substantially similar circumstances.8 In particular, in 1998, the SEC issued an order granting Baker, Fentress & Company and Levin Management Co., Inc. (collectively, “Baker Fentress”) exemptive relief from Section 23(c) of 1940 Act in connection “the payment of a stock option exercise price with previously acquired . . . stock or with the use of a cashless exercise.”9 Baker Fentress sought such relief for stock options to be issued pursuant to an equity compensation plan that provided that:
The Committee will determine the time or times at which or the circumstances under which a stock option may be exercised in whole or in part, the methods by which such exercise price may be paid or deemed paid (i.e., when a Participant is permitted to pay the exercise price using stock, but is not required physically to deliver a stock certificate; the Participant and attest to the “deemed delivery” of his/her stock certificates), the form of such payment (which may include cash, stock, other Awards or other property . . . . (Emphasis added.)

[8]	See Footnote No. 1 above.

[9]	Baker, Fentress & Company, Investment Company Act Release No. 23619 (Dec. 22, 1998).

     More recently, the SEC issued similar orders granting (i) Triangle Capital Corporation (“Triangle”) exemptive relief from Section 23(c) of the 1940 Act in connection with withholding or purchasing shares of Triangle’s common stock from participants under an equity compensation plan to satisfy tax withholding obligations related to vesting restricted stock and option exercises, and the payment of an option exercise price with shares of Triangle’s common stock already held by the participant,10 and (ii) Adams Express Company and Petroleum and Resources Corporation (collectively, “Adams Express”) exemptive relief from Section 23(c) of the 1940 Act in connection with “the payment of stock option exercise price with previously acquired stock of the Applicants or with shares withheld by the Applicants.”11 Each of Triangle and Adams Express sought such relief for restricted stock and/or stock options to be issued pursuant to equity compensation plans that contained provisions substantially similar to the provision set forth in the immediately preceding paragraph.
     Because the exemptive relief sought by this Application is substantially identical to those in a number of orders granted by the SEC permitting comparable arrangements, including the orders issued to Baker Fentress, Triangle and Adams Express discussed above, Applicants respectfully request that the SEC grant the exemptive relief requested by this Application.
     In addition, it is important to highlight that stock withholding provisions and the other provisions contained in the Incentive Plan described in this Application are common features found in the equity compensation plans of many public companies not regulated under the 1940 Act with which the Company competes for personnel resources.
     D. Request for Relief
     Because this Application satisfies the conditions specified in Section 23(c)(3) of the 1940 Act, the Applicants hereby request that the SEC grant this Application and issue the requested amendment to the Prior Order (the “Amended Order”).

[10]	Triangle Capital Corporation, Investment Company Act Release Nos. 28692 (April 13, 2009) (notice) and 28718 (May 5, 2009) (order)

[11]	Adams Express Company, et. al., Investment Company Act Release No. 26780 (March 8, 2005)

IV. PROCEDURAL MATTERS
     A. Communications
     Please address all communications concerning this Application and the Notice and Order to:
Jason B. Beauvais
Vice President, General Counsel and Secretary
Main Street Capital Corporation
1300 Post Oak Boulevard
Suite 800
Houston, Texas 77056
(713) 350-6000
     Please address any questions, and a copy of any communications, concerning this Application and Amended Order to:
Steven B. Boehm, Esq.
Harry S. Pangas, Esq.
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, N.W.
Washington, D.C. 20004
     B. Authorizations
     The verification required by Rule 0-2(d) under the 1940 Act is attached as Exhibit B. The filing of this Application for the Amended Order sought hereby and the taking of all actions reasonably necessary to obtain the relief requested herein was authorized by unanimous written consent of the Board on April 1, 2009. The authorization to file the Application on behalf of MSMF, the Investment Adviser and the General Partner, each of which is wholly owned, directly or indirectly, by the Company, is included in each entity’s operating agreement. A copy of the resolution and excerpts of each of MSMF’s, the Investment Adviser’s, and the General Partner’s operating agreement, all of which remain in full force and effect, are attached to this Application as Exhibit C.

      Applicants have caused this Application to be duly signed on their behalf on the 18th day of May, 2009.

MAIN STREET CAPITAL CORPORATION
By:	/s/ Vincent D. Foster
	Name:	Vincent D. Foster
	Title:	Chief Executive Officer

MAIN STREET MEZZANINE FUND, LP
By:	Main Street Mezzanine Management, LLC, its general partner

By:	/s/ Vincent D. Foster
	Name:	Vincent D. Foster
	Title:	Senior Managing Director

MAIN STREET CAPITAL PARTNERS, LLC
By:	/s/ Vincent D. Foster
	Name:	Vincent D. Foster
	Title:	Senior Managing Director

MAIN STREET MEZZANINE MANAGEMENT, LLC
By:	/s/ Vincent D. Foster
	Name:	Vincent D. Foster
	Title:	Senior Managing Director

EXHIBIT A
Main Street Capital Corporation 2008 Equity Incentive Plan

MAIN STREET CAPITAL CORPORATION
2008 EQUITY INCENTIVE PLAN
1. PURPOSE.
     (A) General Purpose. The Plan has been established to advance the interests of Main Street Capital Corporation (the “Company”) by providing for the grant of Awards to Participants. At all times during such periods as the Company qualifies or is intended to qualify as a “business development company” under the 1940 Act, the terms of the Plan shall be construed so as to conform to the stock-based compensation requirements applicable to “business development companies” under the 1940 Act. An Award or related transaction will be deemed to be permitted under the 1940 Act if permitted by any exemptive or “no-action” relief granted by the Commission or its staff.
     (B) Available Awards. The purpose of the Plan is to provide a means by which eligible recipients of Awards may be given an opportunity to benefit from increases in the value of the Company’s Stock through the granting of Restricted Stock, Incentive Stock Options, Non-statutory Stock Options, Dividend Equivalent Rights, Other Stock-Based Awards or Performance Awards.
     (C) Eligible Participants. All key Employees and all Employee Directors are eligible to be granted Awards by the Board under the Plan; provided that, no person shall be granted Awards of Restricted Stock unless such person is an Employee of the Company or an Employee of a wholly-owned subsidiary of the Company.
2. DEFINITIONS.
     (A) “1940 Act” means the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.
     (B) “Affiliate” means any corporation or other entity that stands in a relationship to the Company that would result in the Company and such corporation or other entity being treated as one employer under Section 414(b) or Section 414(c) of the Code, except that in determining eligibility for the grant of an Option by reason of service for an Affiliate, Sections 414(b) and 414(c) of the Code shall be applied by substituting “at least 50%” for “at least 80%” under Section 1563(a)(1), (2) and (3) of the Code and Treas. Regs. § 1.414(c)-2. The Company may at any time by amendment provide that different ownership thresholds (consistent with Section 409A) apply. Notwithstanding the foregoing provisions of this definition, except as otherwise determined by the Board, a corporation or other entity shall be treated as an Affiliate only if its employees would be treated as employees of the Company for purposes of the rules promulgated under the Securities Act of 1933, as amended, with respect to the use of Form S-8.
     (C) “Award” means an award of Restricted Stock, Incentive Stock Options, Non-statutory Stock Options, Dividend Equivalent Rights, Other Stock-Based Awards or Performance Awards granted pursuant to the Plan.

     (D) “Board” means the Board of Directors of the Company.
     (E) “Cash Award” means an award denominated in cash.
     (F) “Code” means the Internal Revenue Code of 1986, as amended and in effect, or any successor statute as from time to time in effect. Any reference to a provision of the Code shall be deemed to include a reference to any applicable guidance (as determined by the Board) with respect to such provision.
     (G) “Commission” means the Securities and Exchange Commission.
     (H) “Committee” means a committee of two or more members of the Board appointed by the Board in accordance with Section 3(C).
     (I) “Company” means Main Street Capital Corporation, a Maryland corporation.
     (J) “Continuous Service” means the Participant’s uninterrupted service with the Company or an Affiliate, whether as an Employee or Employee Director.
     (K) “Covered Transaction” means any of (i) a consolidation, merger, stock sale or similar transaction or series of related transactions in which the Company is not the surviving corporation or which results in the acquisition of all or substantially all of the Company’s then outstanding common stock by a single person or entity or by a group of persons and/or entities acting in concert, (ii) a sale or transfer of all or substantially all the Company’s assets, (iii) a dissolution or liquidation of the Company or (iv) following such time as the Company has a class of equity securities listed on a national securities exchange or quoted on an inter-dealer quotation system, a change in the membership of the Board for any reason such that the individuals who, as of the Effective Date, constitute the Board of Directors of the Company (the “Continuing Directors”) cease for any reason to constitute at least a majority of the Board (a “Board Change”); provided, however, that any individual becoming a director after the Effective Date whose election or nomination for election by the Company’s shareholders was approved by a vote of at least a majority of the Continuing Directors will be considered as though such individual were a Continuing Director, but excluding for this purpose any such individual whose initial assumption of office occurs as a result of either an actual or threatened election contest (as such terms are used in Rule 14a-11 of Regulation 14A promulgated under the Securities Exchange Act of 1934, as amended) or other actual or threatened solicitation of proxies or consents by or on behalf of any person or entity other than the Board. Where a Covered Transaction involves a tender offer that is reasonably expected to be followed by a merger described in clause (i) (as determined by the Board), the Covered Transaction shall be deemed to have occurred upon consummation of the tender offer.
     (L) “Dividend Equivalent Rights” has the meaning set forth in Section 13.
     (M) “Effective Date” has the meaning set forth in Section 16.
     (N) “Employee” means any person employed by the Company or an Affiliate.

     (O) “Employee Director” means a member of the Board of Directors of the Company who is also an Employee of the Company.
     (P) “Family Member” means any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, any person sharing the Participant’s household (other than a tenant or employee), a trust in which these persons have more than fifty percent of the beneficial interest, a foundation in which these persons (or the Participant) control the management of assets, and any other entity in which these persons (or the Participant) own more than fifty percent of the voting interests.
     (Q) “Incentive Stock Option” means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code and the regulations promulgated thereunder.
     (R) “Non-Employee Director Plan” means the 2008 Non-Employee Director Restricted Stock Plan, as from time to time amended and in effect.
     (S) “Non-statutory Stock Option” means an Option that is not an Incentive Stock Option.
     (T) “Option” means an Incentive Stock Option or a Non-statutory Stock Option granted pursuant to the Plan.
     (U) “Other Stock-Based Award” means an Award described in Section 9 of this Plan that is not covered by Section 7 or 8.
     (V) “Participant” means a person to whom an Award is granted pursuant to the Plan.
     (W) “Performance Award” means an Award made pursuant to this Plan that is subject to the attainment of one or more performance goals.
     (X) “Performance Goal” means a standard established by the Committee to determine in whole or in part whether a Qualified Performance Award shall be earned.
     (Y) “Permitted Transferee” means a Family Member of a Participant to whom an Award has been transferred by gift.
     (Z) “Plan” means this 2008 Equity Incentive Plan, as from time to time amended and in effect.
     (AA) “Qualified Performance Award” means a Performance Award made to a Participant who is an Employee that is intended to qualify as qualified performance-based compensation under Section 162(m) of the Code, as described in Section 10(B) of the Plan.
     (BB) “Restricted Stock” means an Award of Stock for so long as the Stock remains subject to restrictions requiring that it be forfeited to the Company if specified conditions are not satisfied.

     (CC) “Securities Act” means the Securities Act of 1933, as amended.
     (DD) “Stock” means the common stock of the Company, par value $.01 per share.
3. ADMINISTRATION.
     (A) Administration By Board. The Board shall administer the Plan unless and until it delegates administration to a Committee, as provided in Section 3(C).
     (B) Powers of the Board. The Board shall have the power, subject to the express provisions of the Plan and applicable law:
     To determine from time to time which of the persons eligible under the Plan shall be granted Awards; when and how each Award shall be granted and documented; what type or combination of types of Awards shall be granted; the provisions of each Award granted, including the time or times when a person shall be permitted to exercise an Award; and the number of shares of Stock with respect to which an Award shall be granted to each such person.
     To construe and interpret the Plan and Awards granted under it, and to establish, amend and revoke rules and regulations for its administration. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan or in any Award documentation, in such manner and to such extent as it shall deem necessary or expedient to make the Plan fully effective.
     To amend the Plan or an Award as provided in Section 14.
     To terminate or suspend the Plan as provided in Section 15.
     Generally, to exercise such powers and to perform such acts as the Board deems necessary or expedient to promote the best interests of the Company and that are not in conflict with the provisions of the Plan.
     (C) Delegation to Committee. The Board may delegate the administration of the Plan to a Committee or Committees composed of not less than two members of the Board, each of whom shall be (i) a “Non-Employee Director” for purposes of Exchange Act Section 16 and Rule 16b-3 thereunder, (ii) an “outside director” for purposes of Section 162(m) and the regulations promulgated under the Code, and each of whom shall be, subject to any applicable transitional rules for newly public issuers, “independent” within the meaning of the listing standards of the Nasdaq stock market, and the term “Committee” shall apply to any persons to whom such authority has been delegated; provided that a “required majority,” as defined in Section 57(o) of the 1940 Act, must approve each issuance of Awards and Dividend Equivalent Rights in accordance with Section 61(a)(3)(A)(iv) of the 1940 Act. If administration is delegated to a Committee, the Committee shall have, in connection with the administration of the Plan, the powers theretofore possessed by the Board, including the power to delegate to a subcommittee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board, other than the Board reference at the end of this sentence and the Board references in the last sentence of this subsection (c), shall thereafter be to the Committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. The Board may abolish the Committee at any time and revest in the Board the administration of the Plan, unless such actions are prohibited by the condition of exemptive relief obtained from the Commission.
     (D) Effect of the Board’s Decision. Determinations, interpretations and constructions made by the Board in good faith shall not be subject to review by any person and shall be final, binding and conclusive on all persons.
4. AWARD AGREEMENTS.
     All Awards granted under the Plan will be evidenced by an agreement. The agreement documenting the Award shall contain such terms and conditions as the Board shall deem advisable. Agreements evidencing Awards made to different participants or at different times need not contain similar provisions. In the case of any discrepancy between the terms of the Plan and the terms of any Award agreement, the Plan provisions shall control.
5. SHARES SUBJECT TO THE PLAN; CERTAIN LIMITS.
     (A) Share Reserve. The maximum aggregate number of shares of Stock that may be issued under the Plan pursuant to grants of Restricted Stock or Other Stock-Based Awards or the exercise of Options is two million (2,000,000) shares.
     (B) Reversion of Shares to the Share Reserve. If any Award shall for any reason expire or otherwise terminate, in whole or in part, the shares of Stock not acquired under such Award shall revert to and again become available for issuance under the Plan.
     (C) Type of Shares. The shares of Stock subject to the Plan may be unissued shares or reacquired shares bought on the market or otherwise. No fractional shares of Stock will be delivered under the Plan.
     (D) Limits on Individual Grants. The maximum number of shares of Stock for which any Employee or Employee Director may be granted Awards in any calendar year is five hundred thousand (500,000) shares.
     (E) Limits on Grants of Restricted Stock. The combined maximum amount of Restricted Stock that may be issued under the Plan and the Non-Employee Director Plan will be 10% of the outstanding shares of Stock on the effective date of the plans plus 10% of the number of shares of Stock issued or delivered by the Company (other than pursuant to compensation plans) during the term of the plans. No one person shall be granted Awards of Restricted Stock relating to more than 25% of the shares available for issuance under this Plan.
     (F) No Grants in Contravention of 1940 Act. At all times during such periods as the Company qualifies or is intended to qualify as a “business development company,” no Award may be granted under the Plan if the grant of such Award would cause the Company to violate the 1940 Act, including, without limitation, Section 61(a)(3), and, if otherwise approved for grant, shall be void and of no effect.

     (G) Limits on Number of Awards. The amount of voting securities that would result from the exercise of all of the Company’s outstanding warrants, options, and rights, together with any Restricted Stock issued pursuant to this Plan and the Non-Employee Director Plan, at the time of issuance shall not exceed 25% of the outstanding voting securities of the Company, except that if the amount of voting securities that would result from the exercise of all of the Company’s outstanding warrants, options, and rights issued to the Company’s directors, officers, and employees, together with any Restricted Stock issued pursuant to this Plan and the Non-Employee Director Plan, would exceed 15% of the outstanding voting securities of the Company, then the total amount of voting securities that would result from the exercise of all outstanding warrants, options, and rights, together with any Restricted Stock issued pursuant to this Plan and the Non-Employee Director Plan, at the time of issuance shall not exceed 20% of the outstanding voting securities of the Company.
     (H) Date of Award’s Grant: The date on which the “required majority,” as defined in Section 57(o) of the 1940 Act, approves the issuance of an Award will be deemed the date on which such Award is granted.
6. ELIGIBILITY.
     Only Employees of the Company and Employees of a wholly-owned subsidiary of the Company may be granted Awards. By accepting any Award granted hereunder, the Participant agrees to the terms of the Award and the Plan. Notwithstanding any provision of this Plan to the contrary, awards of an acquired company that are converted, replaced or adjusted in connection with the acquisition may contain terms and conditions that are inconsistent with the terms and conditions specified herein, as determined by the Board.
7. OPTION PROVISIONS.
     Each Option shall be evidenced by a written agreement containing such terms and conditions as the Board shall deem appropriate. All Options shall be separately designated Incentive Stock Options or Non-statutory Stock Options at the time of grant, and, if certificates are issued, a separate certificate or certificates shall be issued for shares of Stock purchased on exercise of each type of Option. The provisions of separate Options need not be identical, but, to the extent relevant, each Option shall include (through incorporation by reference or otherwise) the substance of each of the following provisions:
     (A) Time and Manner of Exercise. Unless the Board expressly provides otherwise, an Option will not be deemed to have been exercised until the Board receives a notice of exercise (in a form acceptable to the Board) signed by the appropriate person and accompanied by any payment required under the Award. If the Option is exercised by any person other than the Participant, the Board may require satisfactory evidence that the person exercising the Option has the right to do so. No Option shall be exercisable after the expiration of ten (10) years from the date on which it was granted.
     (B) Exercise Price of an Option. The exercise price for each Option shall not be less than the closing stock price on the NASDAQ Global Select Market on the date of grant (or the price on such other national securities exchange on which the stock is traded if the stock is not traded on the NASDAQ Global Select Market on date of grant). If the stock is not traded on any national securities exchange on the date of grant, the exercise price will not be less than the net asset value of a share of stock, as determined by the Board in good faith, on the date of grant. If the exercise price as so determined would be less than the “fair market value” of the Stock within the meaning of the regulations under Section 409A of the Code, then the Options shall not be granted. In the case of an Option granted to a 10% Holder and intended to qualify as an Incentive Stock Option, the exercise price will not be less than 110% of the current market value determined as of the date of grant. A “10% Holder” is an individual owning stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or its parent or subsidiary corporations. No such Stock Option, once granted, may be repriced other than in accordance with the 1940 Act and the applicable stockholder approval requirements of the NASDAQ Global Select Market, and in a manner that would continue to exclude the option from being subject to Section 409A of the Code.
     (C) Consideration. The purchase price for Stock acquired pursuant to an Option shall be paid in full at the time of exercise either (i) in cash, or, if so permitted by the Board and if permitted by the 1940 Act and otherwise legally permissible, (ii) through a broker-assisted exercise program acceptable to the Board, (iii) through a net-settlement, using shares of Stock received in the Option exercise or other shares of Stock owned by the Participant, (iv) by such other means of payment as may be acceptable to the Board, or (v) in any combination of the foregoing permitted forms of payment.
     (D) Transferability of an Incentive Stock Option. An Incentive Stock Option shall not be transferable except by will or by the laws of descent and distribution and shall be exercisable during the lifetime of the Participant only by the Participant.
     (E) Transferability of a Non-statutory Stock Option. A Non-statutory Stock Option shall be transferable by will or by the laws of descent and distribution, or, to the extent provided by the Board, by gift to a Permitted Transferee, and a Non-statutory Stock Option that is nontransferable except at death shall be exercisable during the lifetime of the Participant only by the Participant.
     (F) Limitation on Repurchase Rights. If an Option gives the Company the right to repurchase shares of Common Stock issued pursuant to the Plan upon termination of employment of such Participant, the terms of such repurchase right must comply with the 1940 Act.
     (G) Exercisability. The Board may determine the time or times at which an Option will vest or become exercisable and the terms on which an Option requiring exercise will remain exercisable. Notwithstanding the foregoing, vesting shall take place at the rate of at least 20% per year over not more than five years from the date the award is granted, subject to reasonable conditions such as continued employment; provided, however, that options may be subject to such reasonable forfeiture conditions as the Board may choose to impose.
     (H) Termination of Continuous Service. Unless the Board expressly provides otherwise, immediately upon the cessation of a Participant’s Continuous Service that portion, if any, of any Option held by the Participant or the Participant’s Permitted Transferee that is not then exercisable will terminate and the balance will remain exercisable for the lesser of (i) a period of three months or (ii) the period ending on the latest date on which such Option could have been exercised without regard to this Section 6(h), and will thereupon terminate subject to the following provisions (which shall apply unless the Board expressly provides otherwise):
     if a Participant’s Continuous Service ceases by reason of death, or if a Participant dies following the cessation of his or her Continuous Service but while any portion of any Option then held by the Participant or the Participant’s Permitted Transferee is still exercisable, the then exercisable portion, if any, of all Options held by the Participant or the Participant’s Permitted Transferee immediately prior to the Participant’s death will remain exercisable for the lesser of (A) the one year period ending with the first anniversary of the Participant’s death or (B) the period ending on the latest date on which such Option could have been exercised without regard to this Section 6(h)(i), and will thereupon terminate; and
     if the Board in its sole discretion determines that the cessation of a Participant’s Continuous Service resulted for reasons that cast such discredit on the Participant as to justify immediate termination of his or her Options, all Options then held by the Participant or the Participant’s Permitted Transferee will immediately terminate.
8. RESTRICTED STOCK PROVISIONS.
     Each grant of Restricted Stock shall be evidenced by a written agreement containing such terms and conditions as the Board shall deem appropriate. The provisions of separate grants of Restricted Stock need not be identical, but, to the extent relevant, each grant shall include (through incorporation by reference or otherwise) the substance of each of the following provisions:
     (A) Consideration. To the extent permitted by the 1940 Act, Awards of Restricted Stock may be made in exchange for past services or other lawful consideration.
     (B) Transferability of Restricted Stock. Except as the Board otherwise expressly provides, Restricted Stock shall not be transferable other than by will or by the laws of descent and distribution.
     (C) Vesting. The Board may determine the time or times at which shares of Restricted Stock will vest.
     (D) Termination of Continuous Service. Unless the Board expressly provides otherwise, immediately upon the cessation of a Participant’s Continuous Service that portion, if any, of any Restricted Stock held by the Participant or the Participant’s Permitted Transferee that is not then vested will thereupon terminate and the unvested shares will be returned to the Company and will be available to be issued as Awards under this Plan.
9. OTHER STOCK-BASED AWARDS.
     The Board shall have the authority to determine the Participants who shall receive an Other Stock-Based Award, which shall consist of any right that is (i) not an Award described in Sections 7 or 8 above and (ii) an Award of Shares or an Award denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, Shares (including, without limitation, securities convertible into Shares), as deemed by the Board to be consistent with the purposes of the Plan. Subject to the terms of the Plan and any applicable Award agreement, the Board shall determine the terms and conditions of any such Other Stock-Based Award.
10. PERFORMANCE AWARD.
     Without limiting the type or number of Awards that may be made under the other provisions of this Plan, an Award may be in the form of a Performance Award. The terms, conditions and limitations applicable to an Award that is a Performance Award shall be determined by the Committee. The Committee shall set performance goals in its discretion which, depending on the extent to which they are met, will determine the value and/or amount of Performance Awards that will be paid out to the Employee and/or the portion that may be exercised.
     (A) Non-qualified Performance Awards. Performance Awards granted to Employees that are not intended to qualify as qualified performance based compensation under Section 162(m) of the Code shall be based on achievement of such goals and be subject to such terms, conditions and restrictions as the Committee or its delegate shall determine.
     (B) Qualified Performance Awards. Performance Awards granted to Employees under the Plan that are intended to qualify as qualified performance based compensation under Section 162(m) of the Code shall be paid, vested or otherwise deliverable solely on account of the attainment of one or more pre-established, objective Performance Goals established by the Committee prior to the earlier to occur of (x) 90 days after the commencement of the period of service to which the Performance Goal relates or (y) the lapse of 25% of the period of service (as scheduled in good faith at the time the goal is established), and in any event while the outcome is substantially uncertain. A Performance Goal is objective if a third party having knowledge of the relevant facts could determine whether the goal is met. Such a Performance Goal may be based on one or more business criteria that apply to the Employee, one or more business segments, units, or divisions of the Company, or the Company as a whole, and if so desired by the Committee, by comparison with a peer group of companies. A Performance Goal may include one or more of the following:
•	Stock price measures (including but not limited to growth measures and total stockholder return);

•	Net Investment Income or Net Realized Income per share (actual or targeted growth);

•	Economic value added (“EVA”);

•	Net Investment Income or Net Realized Income measures;

•	Dividend and Dividends per share measures;

•	Cash flow and liquidity measures;

•	Return measures (including but not limited to return on capital employed, return on equity, return on investment and return on assets);

•	Operating measures (including but not limited to productivity, efficiency, and scheduling measures);

•	Expense targets (including but not limited to finding and development costs and general and administrative expenses);

•	Corporate values measures (including but not limited to diversity commitment, and ethics compliance).
     Unless otherwise stated, such a Performance Goal need not be based upon an increase or positive result under a particular business criterion and could include, for example, maintaining the status quo or limiting economic losses (measured, in each case, by reference to specific business criteria). In interpreting Plan provisions applicable to Performance Goals and Qualified Performance Awards, it is the intent of the Plan to conform with the standards of Section 162(m) of the Code and Treasury Regulation §1.162-27(e)(2)(i), as to grants to those Employees whose compensation is, or is likely to be, subject to Section 162(m) of the Code, and the Committee in establishing such goals and interpreting the Plan shall be guided by such provisions. Prior to the payment of any compensation based on the achievement of Performance Goals, the Committee must certify in writing that applicable Performance Goals and any of the material terms thereof were, in fact, satisfied. Subject to the foregoing provisions, the terms, conditions and limitations applicable to any Qualified Performance Awards made pursuant to this Plan shall be determined by the Committee.
11. MISCELLANEOUS.
     (A) Acceleration. The Board shall have the power to accelerate the time at which an Award or any portion thereof vests or may first be exercised, regardless of the tax or other consequences to the Participant or the Participant’s Permitted Transferee resulting from such acceleration.
     (B) Stockholder Rights. No Participant or other person shall be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares of Stock subject to an Option unless and until such Award has been delivered to the Participant or other person upon exercise of the Award. Holders of Restricted Stock shall have all the rights of a holder upon issuance of the Restricted Stock Award including, without limitation, voting rights and the right to receive dividends.
     (C) No Employment or Other Service Rights. Nothing in the Plan or any instrument executed or Award granted pursuant thereto shall confer upon any Participant any right to continue in the employment of, or to continue to serve as a director of, the Company or an Affiliate or shall affect the right of the Company or an Affiliate to terminate (i) the employment of the Participant (if the Participant is an Employee) with or without notice and with or without cause or (ii) the service of an Employee Director (if the Participant is an Employee Director) pursuant to the Bylaws of the Company or an Affiliate and any applicable provisions of the corporate law of the state in which the Company or the Affiliate is incorporated. Nothing in the Plan will be construed as giving any person any rights as a stockholder except as to shares of Stock actually issued under the Plan. The loss of existing or potential profit in Awards will not constitute an element of damages in the event of termination of service for any reason, even if the termination is in violation of an obligation of the Company or an Affiliate to the Participant.
     (D) Legal Conditions on Delivery of Stock. The Company will not be obligated to deliver any shares of Stock pursuant to the Plan or to remove any restriction from shares of Stock previously delivered under the Plan until: (i) the Company is satisfied that all legal matters in connection with the issuance and delivery of such shares have been addressed and resolved; (ii) if the outstanding Stock is at the time of delivery listed on any stock exchange or national market system, the shares to be delivered have been listed or authorized to be listed on such exchange or system upon official notice of issuance; and (iii) all conditions of the Award have been satisfied or waived. If the sale of Stock has not been registered under the Securities Act, the Company may require, as a condition to the grant or the exercise of the Award, such representations or agreements as counsel for the Company may consider appropriate to avoid violation of the Securities Act. The Company may require that certificates evidencing Stock issued under the Plan bear an appropriate legend reflecting any restriction on transfer applicable to such Stock, and the Company may hold the certificates pending lapse of the applicable restrictions.
     (E) Withholding Obligations. Each grant or exercise of an Award granted hereunder shall be subject to the Participant’s having made arrangements satisfactory to the Board for the full and timely satisfaction of all federal, state, local and other tax withholding requirements applicable to such grant, exercise or exchange. The Company or its designated third party administrator shall have the right to deduct applicable taxes from any Award payment and withhold, at the time of delivery or vesting of cash or shares of Stock under this Plan, an appropriate amount of cash or number of shares of Stock or a combination thereof for payment of taxes or other amounts required by law or to take such other action as may be necessary in the opinion of the Company to satisfy all obligations for withholding of such taxes. The Committee may also permit withholding to be satisfied by the transfer to the Company of shares of Stock theretofore owned by the holder of the Award with respect to which withholding is required. If shares of Stock are used to satisfy tax withholding, such shares shall be valued based on the fair market value when the tax withholding is required to be made.
     (F) Section 409A. Awards under the Plan are intended either to qualify for an exemption from Section 409A or to comply with the requirements thereof, and shall be construed accordingly.
12. ADJUSTMENTS UPON CHANGES IN STOCK.
     (A) Capitalization Adjustments. In the event of a stock dividend, stock split or combination of shares (including a reverse stock split), recapitalization or other change in the Company’s capital structure, the Board will make appropriate adjustments to the maximum number of shares specified in Section 5(A) that may be delivered under the Plan, to the maximum per-participant share limit described in Section 5(D) and will also make appropriate adjustments to the number and kind of shares of stock or securities subject to Awards then outstanding or subsequently granted, any exercise prices relating to Awards and any other provision of Awards affected by such change. To the extent consistent with qualification of Incentive Stock Options under Section 422 of the Code, the performance-based compensation rules of Section 162(m), and continued exclusion from or compliance with Section 409A of the Code, where applicable, the Board may also make adjustments of the type described in the preceding sentence to take into account distributions to stockholders other than those provided for in such sentence, or any other event, if the Board determines that adjustments are appropriate to avoid distortion in the operation of the Plan and to preserve the value of Awards granted hereunder; provided, however, that the exercise price of Awards granted under the Plan will not be adjusted unless the Company receives an exemptive order from the Securities and Exchange Commission or written confirmation from the staff of the Securities and Exchange Commission that the Company may do so.
     (B) Covered Transaction. Except as otherwise provided in an Award, in the event of a Covered Transaction in which there is an acquiring or surviving entity, the Board may provide for the assumption of some or all outstanding Awards, or for the grant of new awards in substitution therefor, by the acquirer or survivor or an affiliate of the acquirer or survivor, in each case on such terms and subject to such conditions as the Board determines. In the absence of such an assumption or if there is no substitution, except as otherwise provided in the Award, each Award will become fully vested or exercisable prior to the Covered Transaction on a basis that gives the holder of the Award a reasonable opportunity, as determined by the Board, to participate as a stockholder in the Covered Transaction following vesting or exercise, and the Award will terminate upon consummation of the Covered Transaction.
13. DIVIDEND EQUIVALENT RIGHTS.
     The Board may provide for the payment of amounts in lieu of cash dividends or other cash distributions (“Dividend Equivalent Rights”) with respect to Stock subject to an Award; provided, however, that grants of Dividend Equivalent Rights must be approved by order of the Securities and Exchange Commission. The Board may impose such terms, restrictions and conditions on Dividend Equivalent Rights, including the date such rights will terminate, as it deems appropriate, and may terminate, amend or suspend such Dividend Equivalent Rights at any time without the consent of the Participant or Participants to whom such Dividend Equivalent Rights have been granted, if any.
14. AMENDMENT OF THE PLAN AND AWARDS.
     The Board may at any time or times amend the Plan or any outstanding Award for any purpose which may at the time be permitted by law, and may at any time terminate the Plan as to any future grants of Awards; provided, that except as otherwise expressly provided in the Plan the Board may not, without the Participant’s consent, alter the terms of an Award so as to affect substantially and adversely the Participant’s rights under the Award, unless the Board expressly reserved the right to do so at the time of the grant of the Award. Any amendments to the Plan shall be conditioned upon stockholder approval only to the extent, if any, such approval is required by law (including the Code and applicable stock exchange requirements), as determined by the Board.

15. TERMINATION OR SUSPENSION OF THE PLAN.
     (A) Plan Term. The Board may suspend or terminate the Plan at any time. Unless sooner terminated, the Plan shall terminate on the day before the tenth (10th) anniversary of the date the Plan is initially adopted by the Board or approved by the stockholders of the Company, whichever is earlier. No Awards may be granted under the Plan while the Plan is suspended or after it is terminated.
     (B) No Impairment of Rights. Suspension or termination of the Plan shall not impair rights and obligations under any Awards granted while the Plan is in effect except with the written consent of the Participant.
16. EFFECTIVE DATE OF PLAN.
     The Plan shall become effective upon approval by the stockholders of the Company, which approval shall be within twelve (12) months before or after the date the Plan is adopted by the Board; provided, however, that the Plan shall not be effective with respect to an Award of Restricted Stock or the grant of Dividend Equivalent Rights unless the Company has received an order of the Commission that permits such Award or grant (the “Effective Date”).
17. 1940 ACT.
     No provision of this Plan is intended to contravene any portion of the 1940 Act, and in the event of any conflict between the provisions of the Plan or any Award and the 1940 Act, the applicable Section of the 1940 Act shall control and all Awards under the Plan shall be so modified. All Participants holding such modified Awards shall be notified of the change to their Awards and such change shall be binding on such Participants.
18. INFORMATION RIGHTS OF PARTICIPANTS.
     The Company shall provide to each Participant who acquires Stock pursuant to the Plan, not less frequently than annually, copies of annual financial statements (which need not be audited). The Company shall not be required to provide such statements to key employees whose duties in connection with the Company assure their access to equivalent information.
19. SEVERABILITY.
     If any provision of this Plan or any Award is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction or as to any Participant or Award, or would disqualify this Plan or any Award under any applicable law, such provision shall be construed or deemed amended to conform to the applicable laws, or if it cannot be construed or deemed amended without, in the determination of the Board, materially altering the intent of this Plan or the Award, such provision shall be stricken as to such jurisdiction, Participant or Award and the remainder of this Plan and any such Award shall remain in full force and effect.
20. OTHER COMPENSATION ARRANGEMENTS.
     The existence of the Plan or the grant of any Award will not in any way affect the Company’s right to award a person bonuses or other compensation in addition to Awards under the Plan.

21. WAIVER OF JURY TRIAL.
     By accepting an Award under the Plan, each Participant waives any right to a trial by jury in any action, proceeding or counterclaim concerning any rights under the Plan and any Award, or under any amendment, waiver, consent, instrument, document or other agreement delivered or which in the future may be delivered in connection therewith, and agrees that any such action, proceedings or counterclaim shall be tried before a court and not before a jury. By accepting an Award under the Plan, each Participant certifies that no officer, representative, or attorney of the Company has represented, expressly or otherwise, that the Company would not, in the event of any action, proceeding or counterclaim, seek to enforce the foregoing waivers.
22. LIMITATION ON LIABILITY.
     Notwithstanding anything to the contrary in the Plan, neither the Company nor the Board, nor any person acting on behalf of the Company or the Board, shall be liable to any Participant or to the estate or beneficiary of any Participant by reason of any acceleration of income, or any additional tax, asserted by reason of the failure of an Award to satisfy the requirements of Section 422 or Section 409A or by reason of Section 4999 of the Code; provided, that nothing in this Section 22 shall limit the ability of the Board or the Company to provide by express agreement with a Participant for a gross-up payment or other payment in connection with any such tax or additional tax.
23. GOVERNING LAW.
     The Plan and all Awards and actions hereunder shall be governed by the laws of the state of Texas, with regard to the choice of law principles of any jurisdiction.
Revised: May 12, 2009

EXHIBIT B
Verification Required by Rule 0-2(d)

STATE OF TEXAS
CITY OF HOUSTON
     The undersigned states that he has duly executed the attached Application for an Amended Order Pursuant to Section 6(c) of the Investment Company Act of 1940 Granting an exemption from Section 23(c) of the 1940 Act dated May 18, 2009, for and on behalf of MAIN STREET CAPITAL CORPORATION; that he is the Chief Executive Officer of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The Undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Vincent D. Foster
Name:	Vincent D. Foster
Title:	Chief Executive Officer of Main Street Capital Corporation

Date:	May 18, 2009

STATE OF TEXAS
CITY OF HOUSTON
     The undersigned states that he has duly executed the attached Application for an Amended Order Pursuant to Section 6(c) of the Investment Company Act of 1940 Granting an exemption from Section 23(c) of the 1940 Act dated May 18, 2009, for and on behalf of MAIN STREET MEZZANINE FUND, LP; that he is the Senior Managing Director of Main Street Mezzanine Management, LLC, the general partner of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The Undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Vincent D. Foster
Name:	Vincent D. Foster
Title:	Senior Managing Director of Main Street Mezzanine Management, LLC, the general partner of Main Street Mezzanine Fund, LP

Date:	May 18, 2009

STATE OF TEXAS
CITY OF HOUSTON
     The undersigned states that he has duly executed the attached Application for an Amended Order Pursuant to Section 6(c) of the Investment Company Act of 1940 Granting an exemption from Section 23(c) of the 1940 Act dated May 18, 2009, for and on behalf of MAIN STREET CAPITAL PARTNERS, LLC; that he is the Senior Managing Director of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The Undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Vincent D. Foster
Name:	Vincent D. Foster
Title:	Senior Managing Director of Main Street Capital Partners, LLC

Date:	May 18, 2009

STATE OF TEXAS
CITY OF HOUSTON
     The undersigned states that he has duly executed the attached Application for an Amended Order Pursuant to Section 6(c) of the Investment Company Act of 1940 Granting an exemption from Section 23(c) of the 1940 Act dated May 18, 2009, for and on behalf of MAIN STREET MEZZANINE MANAGEMENT, LLC; that he is the Senior Managing Director of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The Undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Vincent D. Foster
Name:	Vincent D. Foster
Title:	Senior Managing Director of Main Street Mezzanine Management, LLC

Date:	May 18, 2009

EXHIBIT C
Unanimous Written Consent of the Company’s Board of Directors
and
Excerpted Operating Agreements of MSMF, the Investment Adviser, and the General Partner

     WHEREAS, the Board of Directors (the “Board”) of Main Street Capital Corporation, a Maryland corporation (the “Company”), and the Company’s shareholders have approved the Main Street Capital Corporation 2008 Equity Incentive Plan (the “Plan”) to provide a means through which the Company may attract and retain key employees; and
     WHEREAS, certain actions by the Company under the Plan, including, without limitation, allowing the withholding from for applicable taxes or payment for the delivery or vesting of certain equity related awards under the Plan with shares previously owned by or being delivered to or vesting in an employee of the Company, may be prohibited by certain provisions of the Investment Company Act of 1940, as amended (the “1940 Act”) and therefore may require exemptive relief under such provisions of the 1940 Act from the Securities and Exchange Commission (the “Commission”); and
     WHEREAS, Main Street Mezzanine Fund, LP, Main Street Mezzanine Management, LLC and Main Street Capital Partners, LLC (collectively, the “Subsidiaries”) are, directly or indirectly, wholly owned subsidiaries of the Company; and
     WHEREAS, the Board believes that it is in the best interests of the Company and its shareholders that the Company and the Subsidiaries seek exemptive relief from the Commission related to the above described actions under the Plan.
     NOW, THEREFORE BE IT RESOLVED, that the executive officers of the Company shall be, and each of them individually hereby is, authorized to execute, and take all related actions, in the name of the Company and to file with the Commission an application for an Order of the Commission granting exemption from certain applicable provisions of the 1940 Act, and any amendments deemed necessary or appropriate thereto (the “Exemptive Application”), substantially in the form as has been submitted to and considered by each member of the Board, with such changes therein as the executive officers of the Company executing the same may consider advisable or necessary, and any related documents, including but not limited to requests for no-action relief or interpretive positions under the Securities Act of 1933, as amended, the Securities Exchange Act or 1934, as amended, the 1940 Act, or any other applicable federal or state securities law; and
     FURTHER RESOLVED, that the executive officers of the Company shall be, and each of them individually hereby is, authorized and directed to make, execute, deliver and file such Exemptive Application and any amendments thereto as such executive officers of the Company in their discretion deem necessary or advisable; and
     FURTHER RESOLVED, that all actions taken prior to the adoption of these resolutions by any executive officer in connection with the matters referred to herein that would have been within the authority conferred hereby had these resolutions, predated such actions be, and all such actions hereby are, confirmed, ratified and approved in all respects; and
     FURTHER RESOLVED, that the executive officers of the Company be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such government bodies, agencies, persons, firms or corporations as the executive officers of the Company may deem necessary and to identify by his or her signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument; and
     FURTHER RESOLVED, that in every instance in the foregoing resolutions where an executive officer is authorized to take such actions or make such changes to a document as he or she determines to be necessary, desirable or appropriate, then the taking of the action or the execution of such document with such changes shall evidence conclusively his or her determination that such actions or changes to such documents are necessary, desirable or appropriate (as applicable); and
     FURTHER RESOLVED, that in each and every instance in the foregoing resolutions when the executive officers of the Company are authorized, empowered and/or directed to take actions and/or to execute and deliver documents, then such authorization, empowerment and direction shall extend to each executive officer individually and singly with full authority to act without the other executive officers.

MAIN STREET MEZZANINE MANAGEMENT, LLC (on behalf of itself and Main Street Mezzanine Fund, LP, as its general partner):
Section 4.1 of the Fourth Amended and Restated Limited Liability Company Agreement dated as of October 2, 2007 provides that:
“The right, power and authority, to manage, operate and control the business and affairs of the LLC and to do or cause to be done any and all acts, at the expense of the LLC, to effectuate the purposes of the LLC shall be vested in the Managers. Managers shall be chosen by Members holding a majority in Percentage Interests. Managers serve at the pleasure of the Members and may be removed by Members holding a majority in Percentage Interests. No Person may serve as a Manager without the prior approval of SBA. The initial Managers shall be Vincent D. Foster and Todd A. Reppert.”
MAIN STREET MEZZANINE FUND, LP
Section 3.01(a) of the AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP dated as of October 2, 2007 provides that:
“The management and operation of the Partnership and the formulation of investment policy is vested exclusively in [Main Street Mezzanine Management, LLC, as General Partner].”
MAIN STREET CAPITAL PARTNERS, LLC
Section 3.1 of the SECOND AMENDED AND RESTATED REGULATIONS dated as of October 2, 2007 provides that:
“The powers of the Company shall be exercised by or under the authority of, and the business and affairs of the Company shall be managed by the Managers. In addition to the powers and authorities expressly conferred by these Regulations upon the Managers, the Managers may, by Majority vote, exercise all such powers of the Company and do all such lawful acts and things as are directed or required to be exercised or done by the Members by the Act, the Certificate of Formation of the Company or these Regulations....”
“The initial Managers of the Company shall be Vincent D. Foster and Todd A. Reppert. They shall remain the Managers so long as the Company is serving as the Investment Advisor/Manager of the Fund by agreement with the General Partner, unless the United States Small Business Administration approves a change to the Managers of the Company during such period.”